SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 Ceristar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15677V101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Barry Herman
                          SovCap Equity Partners, Ltd.
                     Cumberland House, #27 Cumberland Street
                                P.O. Box N-10818
                       Nassau, New Providence, The Bahamas
                                 (242) 356-2486

                                 with a copy to:

                            Michael D. Schwamm, Esq.
                                Duane Morris LLP
                              380 Lexington Avenue
                               New York, NY 10168
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 28, 2004
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 15677V101                                                 Page 2 of 14

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
                                                    SovCap Equity Partners, Ltd.
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [x]

--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds:                                                       WC, OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)                                                                  [ ]

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization                                  Bahamas

--------------------------------------------------------------------------------
Number of           7. Sole Voting Power                              16,091,480
Shares Bene-        ------------------------------------------------------------
nicially Owned      8. Shared Voting Power                                     0
By Each             ------------------------------------------------------------
Reporting           9. Sole Dispositive Power                         16,091,480
Person With         ------------------------------------------------------------
                    10. Shared Dispositive Power                               0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:     16,091,480

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     69.8%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                            PN

--------------------------------------------------------------------------------

CUSIP No. 15677V101                                                 Page 3 of 14

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
                                        SovCap Investment Management Group, LLC.
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [x]

--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds:                                                           OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)                                                                  [ ]

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization                                  Georgia

--------------------------------------------------------------------------------
Number of           7. Sole Voting Power                                       0
Shares Bene-        ------------------------------------------------------------
nicially Owned      8. Shared Voting Power                                     0
By Each             ------------------------------------------------------------
Reporting           9. Sole Dispositive Power                                  0
Person With         ------------------------------------------------------------
                    10. Shared Dispositive Power                      16,091,480
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:     16,091,480

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     69.8%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                            OO

--------------------------------------------------------------------------------

CUSIP No. 15677V101                                                 Page 4 of 14

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
                                                                       Paul Hamm
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [x]

--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds:                                                           OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)                                                                  [ ]

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization                            United States

--------------------------------------------------------------------------------
Number of           7. Sole Voting Power                                  18,000
Shares Bene-        ------------------------------------------------------------
nicially Owned      8. Shared Voting Power                               337,058
By Each             ------------------------------------------------------------
Reporting           9. Sole Dispositive Power                             18,000
Person With         ------------------------------------------------------------
                    10. Shared Dispositive Power                      16,428,538
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:     16,446,538

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     71.4%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                            IN

--------------------------------------------------------------------------------

CUSIP No. 15677V101                                                 Page 5 of 14

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
                                                                    Peter Martin
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [x]

--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds:                                                           OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)                                                                  [ ]

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization                            United States

--------------------------------------------------------------------------------
Number of           7. Sole Voting Power                                       0
Shares Bene-        ------------------------------------------------------------
nicially Owned      8. Shared Voting Power                                     0
By Each             ------------------------------------------------------------
Reporting           9. Sole Dispositive Power                                  0
Person With         ------------------------------------------------------------
                    10. Shared Dispositive Power                      16,091,480
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:     16,091,480

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     69.8%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                            IN

--------------------------------------------------------------------------------

CUSIP No. 15677V101                                                 Page 6 of 14

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
                                                 AlphaWest Capital Partners LLC.
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [x]

--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds:                                                           OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)                                                                  [ ]

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization                                 Delaware

--------------------------------------------------------------------------------
Number of           7. Sole Voting Power                                       0
Shares Bene-        ------------------------------------------------------------
nicially Owned      8. Shared Voting Power                               337,058
By Each             ------------------------------------------------------------
Reporting           9. Sole Dispositive Power                                  0
Person With         ------------------------------------------------------------
                    10. Shared Dispositive Power                         337,058
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:        337,058

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                      1.5%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                            OO

--------------------------------------------------------------------------------

CUSIP No. 15677V101                                                 Page 7 of 14

This Schedule 13D amends and replaces the Schedule 13G filed on behalf of SovCap Equity Partners, Ltd., SovCap Investment Management Group, LLC, Paul Hamm and Peter Martin with the Securities and Exchange Commission on February 5, 2003 (the "Statement") as the result of the acquisition by SovCap Equity Partners LP of additional shares of common stock of Ceristar, Inc. such that its ownership exceeded 20% of the issued and outstanding shares of Ceristar, Inc. This
Schedule 13D also reflects the addition of AlphaWest Capital Partners LLC as a reporting person as a result of its acquisition of shares of common stock of Ceristar, Inc.

Item 1. Security and Issuer

      The class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of Ceristar, Inc., a Delaware corporation (the "Company" or "Ceristar"), which has its principal executive offices at 50 West Broadway, Suite 1100, Salt Lake City, Utah 84119.

Item 2. Identity and Background

      (a)-(c) This Schedule 13D is being filed by SovCap Equity Partners, Ltd., a Bahamas limited partnership ("SovCap EP"), SovCap Investment Management Group, LLC, a Georgia limited liability company ("SovCap IMG"), Paul Hamm ("Hamm"), Peter Martin ("Martin") and AlphaWest Capital Partners LLC, a Delaware limited liability company ("AlphaWest"). SovCap EP is a private equity fund with a principal office and principal business address at Cumberland House, #27 Cumberland Street, P.O. Box N-10818, Nassau, New Providence, The Bahamas. SovCap IMG is the asset management company of SovCap EP with a principal office and principal business address at 10 Glenlake Parkway, Suite 130, Atlanta, GA 30328. Hamm and Martin are the managing members of SovCap IMG, each with a principal office and principal business address at 10 Glenlake Parkway, suite 130, Atlanta, GA 30328. AlphaWest is a financial advisory firm with a principal office and principal business address at 10 Glenlake Parkway, Suite 130, Atlanta, GA 30328. Hamm is the sole member of AlphaWest. Hamm is also serving as a director and acting Chief Executive Officer of the Company.

      SovCap IMG has shared dispositive power (but not voting power) with respect to the shares of Common Stock owned by SovCap EP. Hamm and Martin, as the managing members of SovCap IMG, may be deemed to beneficially own any shares beneficially owned by SovCap IMG. Each of SovCap IMG, Hamm and Martin disclaim beneficial ownership of the shares held by SovCap EP. As the sole member of AlphaWest, Hamm may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by AlphaWest.

      The name, residence or business address, and present principal occupation or employment of each director and executive officer of SovCap EP is as follows:

                  Residence or                                         Principal Occupation
Name              Business Address                                     or Employment
----              ----------------                                     -------------
Peter D Martin    10 Glenlake Parkway, suite 130, Atlanta, GA 30328    SovCap IMG
Barry W Herman    #27 Cumberland Street, Nassau, NP, Bahamas           Lion Corp Services
Christian Lori    7002 Chur, Martinsplatz 8, Switzerland               Attesta Treuhand -und
                                                                         Verwaltungs AG

CUSIP No. 15677V101                                                 Page 8 of 14

      The name, residence or business address, and present principal occupation or employment of each managing member and executive officer of SovCap IMG is as follows:

                           Residence or                                         Principal Occupation
Name                       Business Address                                     or Employment
----                       ----------------                                     -------------
Peter D Martin             10 Glenlake Parkway, suite 130, Atlanta, GA 30328    SovCap IMG
Paul Hamm                  10 Glenlake Parkway, suite 130, Atlanta, GA 30328    SovCap IMG,
                                                                                AlphaWest and
                                                                                Ceristar

      The name, residence or business address, and present principal occupation or employment of the sole member and executive officer of AlphaWest is as follows:

                           Residence or                                         Principal Occupation
Name                       Business Address                                     or Employment
----                       ----------------                                     -------------
Paul Hamm                  10 Glenlake Parkway, suite 130, Atlanta, GA 30328    SovCap IMG,
                                                                                AlphaWest and
                                                                                Ceristar

      (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The citizenship of each of the persons identified in this Item 2 is as follows:

                  Name                               Citizenship
                  ----                               -----------

                  Barry Herman                       United States
                  Peter Martin                       United States
                  Paul Hamm                          United States
                  Christian Lori                     Switzerland

Item 3. Source and Amount of Funds or Other Consideration

      During the period from March 7, 2003 through November 20, 2003, SovCap EP acquired 1,185,888 shares of Common Stock in private transactions directly with the Company and in open market purchases and in privately negotiated transactions with third parties for an aggregate purchase price of approximately $816,000. The source of funds for the acquisition was the available investment funds of SovCap EP.

      During the period from April 14, 2003 to July 21, 2003, SovCap EP sold 412,000 shares of Common Stock in open market sales and in privately negotiated transactions for an aggregate sale price of approximately $208,000.

CUSIP No. 15677V101                                                 Page 9 of 14

      During the period from July 1, 2003 through July 21, 2004. SovCap EP loaned the Company an aggregate of $2,071,000 pursuant to a series of promissory notes (the "Notes"). Each of the Notes is due upon demand after the 120th day following the issue date and carries a repayment premium of 1.5% per month after the first day of each month after the issue date. The principal amount of the Notes (together with the repayment premium and accrued and unpaid interest) is convertible into Common Stock at a conversion price equal to 75% of the average closing bid price of the Common Stock for the five trading days ending on the trading day immediately preceding the conversion date. However, under the terms of the Notes, unless a Note is in Default (as defined in Note) or unless prior to an Organic Change (as defined in the Note), the holder may not convert any
Note in excess of that number of shares of Common Stock, which upon giving effect to such conversion, would cause the aggregate number of shares of Common Stock beneficially owned by the holder and its affiliates to exceed 9.99% of the outstanding shares of the Common Stock following the conversion (such limitation, the "Conversion Cap"). As a result of the Conversion Cap, none of the Notes are currently convertible unless a Default or Organic Change occurs.

      On July 28, 2004, SovCap exercised its right to convert the four promissory notes in aggregate principal amount of $326,000 and received 15,317,592 shares of Common Stock. These Notes were then in Default as a result of non-payment following demand and accordingly the Conversion Cap was not applicable to these Notes. This transaction may have resulted in a change of control of the Company.

      During the period from March 25, 2003 through March 31, 2004, Hamm acquired an aggregate of 13,000 shares of Common Stock in open market purchases for an aggregate purchase price of approximately $5,240. The source of funds for such acquisitions were Hamm's personal funds. In addition, on June 5, 2003, Hamm received 5,000 shares of Common Stock in exchange for consulting services.

      During the period from August 25, 2003 through November 26, 2003, AlphaWest received 206,918 shares of Common Stock in exchange for consulting services pursuant to the terms of a consulting agreement between AlphaWest and the Company, dated June 1, 2003. On June 27, 2004, AlphaWest received 130,140 shares of Common Stock in exchange for consulting services pursuant to the terms of a consulting agreement between AlphaWest and the Company, dated December 15, 2003.

Item 4. Purpose of Transaction

      The shares of Common Stock acquired by SovCap EP during the period from March 7, 2003 through November 20, 2003 and the loans made during the period from July 1, 2003 through July 21, 2004 were made for investment purposes. At the time these securities were acquired by SovCap EP, it had no plans or proposals which related to or would have result in: (a) the acquisition or disposition by any person of additional securities of Ceristar or disposition of securities of Ceristar, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Ceristar, (c) a sale or transfer of a material amount of assets of Ceristar or any of its subsidiaries, (d) any change in the board of directors or management of Ceristar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Ceristar, (f) any other material change in Ceristar's business or corporate structure, (g) any change in Ceristar's charter, by-laws or instruments corresponding thereto or other actions which would have impeded the acquisition of control of Ceristar by any person, (h) a class of securities of Ceristar to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of Ceristar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

CUSIP No. 15677V101                                                Page 10 of 14

      On June 24, 2004, certain of the Company's officers and officers resigned and, at the request of the CeriStar Board of Directors and of SovCap EP, Hamm was appointed as a director and interim Chief Executive Officer by the CeriStar Board. In the course of evaluating its investment in the Company, SovCap EP (with the advice of SovCap IMG, Hamm and Martin) determined to convert a sufficient portion of the Notes to own a majority of the shares of Common Stock and enable it to exercise control over the policies of the Company should it determine to do so in order to protect its investment. However, SovCap has not yet exercised its voting control to effect any change it the structure, policies or management of the Company. SovCap has and continues to reevaluate its plans with respect to its investment in Ceristar.

      Except as set forth above, each Reporting person does not have any plans or proposals of the nature described in Items (a) through (j) of Item 4 of
Schedule 13D.

      Please refer to Item 3 for additional information responsive to this Item.

Item 5. Interest in Securities of the Issuer

      (a)(i) SovCap EP is currently the beneficial owner of 16,091,480 shares (69.8%) of Common Stock. SovCap EP has sole voting power with respect to the Common Stock but shares dispositive power with SovCap IMG, its investment manager.

            (ii) SovCap IMG may be deemed to beneficially own the 16,091,480 shares (69.8%) of Common Stock shares beneficially owned by SovCap EP as a result of its shared dispositive power with respect to the shares of Common Stock owned by SovCap EP. SovCap IMG does not beneficially owns any shares of Common Stock, other than the shares of Common Stock owned by SovCap EP and disclaims beneficial ownership of the shares held by SovCap EP.

            (iii) Hamm is currently the beneficially owner of 355,058 shares (1.5%) of Common Stock, consisting of 18,000 shares of Common Stock owned by Hamm and 337,058 shares owned by AlphaWest, of which Hamm is the sole member. Hamm, as a managing member of SovCap IMG, may be deemed to beneficially own any shares beneficially owned by SovCap IMG, however Hamm disclaim beneficial ownership of the shares held by SovCap EP.

            (iv) Martin, as a managing members of SovCap IMG, may be deemed to beneficially own any shares beneficially owned by SovCap IMG. Martin does not beneficially owns any shares of Common Stock, other than the shares of Common Stock owned by SovCap EP, and disclaims beneficial ownership of the shares held by SovCap EP.

            (v) AlphaWest beneficially owns 337,058 shares (1.5%) of Common Stock AlphaWest may be deemed to share voting and dispositive power with respect to these shares with Hamm, the sole member and manager of AlphaWest.

      The foregoing percentages are based on 23,048,064 shares of Common Stock issued and outstanding on August 18, 2004 (as provided by the Company).

      (b) Except as to shares for which the reporting person disclaims beneficial ownership or as set forth above, each reporting person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the securities reported for it or him.

CUSIP No. 15677V101                                                Page 11 of 14

      (c) Please refer to Schedule A for information with respect to transactions in the securities which were effected during the past sixty days by each of the reporting persons.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, and the proceeds of sale of, the securities reported herein as being beneficially owned by each reporting person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None of the reporting person is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among the reporting persons named in Item 2 and between such persons and any person with respect to any securities of the Company , including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

      1. Joint Filing Agreement, dated August 20, 2004, among SovCap Equity Partners, Ltd., SovCap Investment Management Group, LLC, Paul Hamm, Peter Martin, and AlphaWest Capital Partners LLC.

CUSIP No. 15677V101                                                Page 12 of 14

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2004


                             SOVCAP EQUITY PARTNERS, LTD.


                             By /s/ Barry W. Herman
                                ------------------------------------------------
                                Name:  Barry W Herman
                                Title:  Director


                             SOVCAP INVESTMENT MANAGEMENT
                             GROUP, LLC.


                             By /s/ Paul Hamm
                               -------------------------------------------------
                               Name:  Paul Hamm
                               Title: Director



                             /s/ Paul Hamm
                             ---------------------------------------------------
                                                Paul Hamm



                             /s/ Peter Martin
                             ---------------------------------------------------
                                                Peter Martin


                             ALPHAWEST CAPITAL PARTNERS LLC.


                             By /s/ Paul Hamm
                                ------------------------------------------------
                                Name:  Paul Hamm
                                Title: Manager

CUSIP No. 15677V101                                                Page 13 of 14

                                                                      Schedule A

                               Recent Transaction

SovCap EP has engaged in the following transactions since May 29, 2004:

      (i) On June 16, 2004, SovCap acquired a Note in the principal amount of $69,000.

      (ii) On July 1, 2004, SovCap acquired a Note in the principal amount of $55,000

      (iii) On July 9, 2004, SovCap acquired a Note in the principal amount of $35,000

      (iv) On July 21, 2004, SovCap acquired a Note in the principal amount of $55,000,

      (v) On July 28, 2004, SovCap converted the $35,000 Note issued on July 1, 2003 into 2,592,702 shares of Common Stock.

      (vi) On July 28, 2004, SovCap converted the $60,000 Note issued on August 4, 2003 into 2,792,899 shares of Common Stock.

      (vii) On July 28, 2004, SovCap converted the $100,000 Note issued on September 30, 2003 into 4,536,489 shares of Common Stock.

      (viii) On July 28, 2004, SovCap converted the $111,000 Note issued on October 15, 2003 into 5,035,502 shares of Common Stock.

For information with respect to the terms of the Notes, see Item 3.

Except as set for forth above, none of the reporting persons had any transaction in the Common Stock of the Company sine May 29, 2004

CUSIP No. 15677V101                                                Page 14 of 14

                                                                       Exhibit 1

                             Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that the joint filing on behalf of each of them of a Statement on Schedule 13D, dated August 20, 2004 (including amendments thereto) with respect to the common stock, par value $.001 per share, of Ceristar, Inc. may be filed by SovCap Investment Management Group LLC and further agrees that this Joint Filing Agreement be included as an Exhibit to such joint filing.

Dated: August 20, 2004


                             SOVCAP EQUITY PARTNERS, LTD.


                             By /s/ Barry W. Herman
                                ------------------------------------------------
                                Name:  Barry W Herman
                                Title:  Director


                             SOVCAP INVESTMENT MANAGEMENT
                             GROUP, LLC.


                             By /s/ Paul Hamm
                               -------------------------------------------------
                               Name:  Paul Hamm
                               Title: Director



                             /s/ Paul Hamm
                             ---------------------------------------------------
                                                Paul Hamm



                             /s/ Peter Martin
                             ---------------------------------------------------
                                                Peter Martin


                             ALPHAWEST CAPITAL PARTNERS LLC.


                             By /s/ Paul Hamm
                                ------------------------------------------------
                                Name:  Paul Hamm
                                Title: Manager